Exhibit 99.1

Successful Southern North Sea appraisal well

GDF SUEZ and its license partners, Venture Production Plc and Endeavour Energy UK Limited, are pleased to announce that appraisal well 44/12a-3 has been a success, further extending the Cygnus Gas Field. The ultimate recoverable reserves for the whole field will lead to Cygnus being ranked as one of the more significant Southern North Sea development projects in recent years.

The well is located in the Southern Basin sector of the United Kingdom Continental Shelf, six kilometers East North-East of the previous Cygnus well 44/12a-2. The well was drilled to a total depth of 12,433 feet and tested up to 32 million standard cubic feet per day.

The well has confirmed the presence of gas in both the primary and secondary reservoir intervals. The likely reserves of the secondary reservoir are thought to be in excess of 100 billion cubic feet.

A further appraisal well is planned approximately 8 km northwest of 44/12a-3 immediately following completion of operations on this well.

Commenting on the news, Jean-Marie Dauger, Executive Vice President of GDF SUEZ in charge of Global Gas & LNG said: “This is an excellent result for the project as it confirms a sizeable northwards extension for Cygnus. It also provides a very solid commercial foundation for what is likely to be one of the larger UK Southern North Sea developments in recent years and will make a sizeable impact on the medium term growth target planned for GDF SUEZ.”

Notes:

GDF SUEZ is operator of the P.1055 (Blocks 44/11a, 12a) license with a net equity interest of 38.75%. Venture has a net equity of 48.75% and Endeavour a net equity of 12.5%.

GDF SUEZ E&P UK Ltd, previously GDF Britain Ltd, is a wholly owned oil and gas exploration and production subsidiary of the GDF SUEZ Group, active in the UK.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this announcement, such as “likely reserves”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-4, Commission File No. 333-151676 available at our website, www.gdfsuez.com, under “Finance/Publications/GDF SUEZ merger documents”. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

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GDF SUEZ CORPORATE HEADQUARTERS

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GDF SUEZ - SA WITH A CAPITAL OF 2.193.643.820 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €71,2 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

GDF SUEZ E&P UK Limited Contact:

Tel: +44 (0)20 7067 4400

GDF SUEZ Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	GDF SUEZ Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

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